August 11, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	Casual Male Retail Group, Inc. Form 10-K/A for the Fiscal Year Ended January 30, 2010
Filed June 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed June 24, 2010 File No. 01-34219

Dear Mr. Reynolds

This letter is submitted on behalf of Casual Male Retail Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment to its Form 10-K for the fiscal year ended January 30, 2010, filed on June 1, 2010 (the “Form 10-K/A”), and the Company’s Definitive Proxy Statement on Schedule 14A, filed on June 24, 2010 (the “Proxy Statement”), as set forth in a letter dated July 28, 2010 to David A. Levin (the “Comment Letter”).

For reference purposes, the text of the Staff’s comment contained in the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter and we have bolded the headings of our responses thereto.

Schedule 14A

Senior Executives, page 19

Comment No. 1

We reissue comment four from our letter dated July 6, 2010. We note that the Annual Incentive Plan had a target based on EBITDA. We also note that the Long-Term Incentive Plan is based upon targets of EBITDA and operating margin, which are set annually. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific performance targets used to determine incentive amounts,

Securities and Exchange Commission

August 11, 2010

or provide in your response letter a more detailed analysis as to how disclosure would cause competitive harm, given that disclosure would occur only after the time period for each target has passed and actual company results are known. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Response to Comment No. 4

As requested, in future filings, the Company will disclose the specific historical performance targets used to determine incentive amounts after the time period for each target has passed and actual results are known.

The Company’s proposed draft disclosure is included as Appendix A to this response letter. The proposed draft disclosure discloses the Company’s historical targets under both plans.

*     *     *     *     *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich
Dennis R. Hernreich
Chief Financial Officer

APPENDIX A

Proposed Draft Disclosure in Response to Comment

Response #1

Annual Incentive Plan

The Casual Male Retail Group, Inc. Annual Incentive Plan, which was established in May 2008, is an annual performance-based cash bonus plan. The participants include both the Key Executives and the Senior Executives. The Annual Incentive Plan uses EBITDA as the benchmark. The target range of EBITDA for fiscal 2009 was approved by our Board of Directors. Our executives were eligible to receive a cash bonus ranging from 80% to 150% of their designated percentage (which is 100% for the Key Executives and 35% for the Senior Executives) of their respective earned salaries during the plan year if we achieved ~~a certain target range for EBITDA of~~ between 80% and 150% of an EBITDA target of $15.7 million during fiscal 2009. The maximum payout of 150% was achieved for fiscal 2009 and on March 19, 2010 the Compensation Committee approved payment of the cash bonuses. The total cash award for the 2009 Annual Incentive Plan was $5.3 million of which $3.6 million was paid to our Key Executives and Senior Executives.

Long-Term Incentive Plan

For fiscal 2009, the EBITDA target was $19.0 million and the operating margin percent was 0.8%. The Metrics were achieved, with the Company’s performance meeting 123.8% of EBITDA and 125.6% of the operating margin percent, resulting in a weighted 124.7% of target, accordingly, on March 19, 2010, the Compensation Committee approved the grant of awards pursuant to the Long-Term Incentive Plan. Fiscal 2009 represents the first year that awards were granted under any long-term incentive program.